NOBLE MIDSTREAM PARTNERS LP

1001 Noble Energy Way

Houston, Texas 77070

January 16, 2020

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Noble Midstream Partners LP

Registration Statement on Form S-3

Filed December 20, 2019

File No. 333-235652

Ladies and Gentlemen:

Set forth below are the responses of Noble Midstream Partners LP (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 10, 2020, with respect to Registration Statement on Form S-3, File No. 333-235652, filed with the Commission on December 20, 2019 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement on Form S-3 unless otherwise specified.

Registration Statement on Form S-3

Our Partnership Agreement

Applicable Law; Exclusive Forum, page 19

1.

We note that the forum selection provision set forth in Section 16.9(b)(i) of your partnership agreement identifies the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, any other court in the State of Delaware having jurisdiction) as the exclusive forum for certain litigation, including any such matter “brought in a derivative manner on behalf of the Partnership.” We further note the references in Sections 16.9(b)(ii) and (b)(iii) to the “jurisdiction of the courts of the State of Delaware,” which could be interpreted as referring only to state courts. Please disclose whether your forum selection provision applies to actions arising under the Securities Act or Exchange Act and also whether the references are intended to be limited to state courts. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities

Securities and Exchange Commission

January 16, 2020

Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

RESPONSE:

In response to the Staff’s comment, we have revised our disclosure to clarify that we intend for the forum selection provision to apply to the fullest extent permitted by applicable law to the types of actions and proceedings described in the forum selection provision, including, to the extent permitted by the federal securities laws, to lawsuits asserting both federal securities claims and the types of claims specified in the forum selection provision. Additionally, we note that references in Section 16.9(b) of our partnership agreement to “courts of the State of Delaware” are intended to refer to the Court of Chancery of the State of Delaware and, to the extent such court does not have jurisdiction over any matter, the state or federal courts located in the State of Delaware to the fullest extent they have jurisdiction over any particular matter under applicable law. Please see pages 3, 4 and 20 of Amendment No. 1.

2.

If the forum selection provision applies to Securities Act claims, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, please expand your risk factor disclosure regarding the impact of your forum selection provision on those holding beneficial interests in the Partnership, including that investors may be subject to increased costs to bring a claim.

RESPONSE:    We have revised our disclosure to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please see page 20 of Amendment No. 1. In addition, we have included an expanded risk factor on pages 3 and 4 of Amendment No. 1 regarding the impact of our forum selection provision on those holding beneficial interests in the Partnership, including that investors may be subject to increased costs to bring a claim. We also intend to include this expanded risk factor in our annual report on Form 10-K for the year ended December 31, 2019.

3.

We note your disclosure that your partnership agreement includes a waiver of the right to trial by jury. Please revise your prospectus to address related risks and any uncertainty about enforceability. If the provision extends to claims under the federal securities law, please revise your prospectus to state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder. If the provision does not apply to claims under the federal securities laws, your prospectus should clearly state so.

RESPONSE:    We have revised our disclosure to address the risks and uncertainty regarding enforceability related to a waiver of the right to trial by jury. In addition, we have included in this risk factor a statement that the waiver is not intended to be deemed a waiver by unitholders of the Partnership’s compliance with the federal securities laws and the rules and regulations promulgated thereunder. Please see pages 3, 4 and 20 of Amendment No. 1. We also intend to include this risk factor in our annual report on Form 10-K for the year ended December 31, 2019.

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Securities and Exchange Commission

January 16, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

NOBLE MIDSTREAM PARTNERS LP

By:	/s/ Thomas W. Christensen
Name:	Thomas W. Christensen
Title:	Chief Financial Officer

Enclosures

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.

Jessica Lewis, Vinson & Elkins L.L.P.